FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Mayfield, Jr. Jack H. (Last) (First) (Middle) P.O. Box 570365 (Street) Houston TX 77257-0365 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Texas Regional Bancshares, Inc. TRBS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for (Month/Day/Year) April 17, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	4/15/03		J		7,825	(A)	*	86,092	(I)	By Charitable Trusts
Class A Common Stock	4/22/02		J4		40,930	(A)	**
Class A Common Stock	4/22/02		J4		30,285	(D)	***
Class A Common Stock	4/15/03		J		19,325	(A)	*	212,578	(I)	By various corps
Class A Common Stock	4/15/03		J		7,090	(A)	*	77,999	(I)	By Pension Trusts
Class A Common Stock	4/15/03		J		7,670	(A)	*	84,371	(I)	By Trust for Wife
Class A Common Stock	4/22/02		J4		3,479.8239	(A)	**
Class A Common Stock	4/22/02		J4		2,574	(D)	***
Class A Common Stock	4/15/03		J		3,565.2753	(A)	*	39,197.0992	(I)	Holdback Escrow

* Represents a 10% stock dividend declared by the Board of Directors on March 14, 2003 to shareholders of record April 1, 2003 and payable April 15, 2003.

** Represents shares owned by a corporation controlled by Mr. Mayfield.  The shares owned by the corporation were inadvertently excluded from the Form 3 filed on April 23, 2002. The shares have been adjusted for the 3 for 2 stock split effected as a 50% stock dividend distributed on June 28, 2002.

*** Represents shares owned by corporations owned and controlled by Mr. Mayfield's adult children, but in which Mr. Mayfield does not have any pecuniary interests. The shares were inadvertently included on Mr. Mayfield's original Form 3 filed on April 23, 2002. The number of shares to be excluded have been adjusted for the 3 for 2 stock split effected as a 50% stock dividend distributed on June 28, 2002.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

/s/ Jack H. Mayfield, Jr. ** Signature of Reporting Person	April 17, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002